Exhibit 99.2

Micware Co., Ltd. (Nasdaq: MWC) November 2026 First Half of Fiscal Year 2027 Earnings Presentation

Forward - Looking Statements There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results. This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results, and future development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth and expansion plan, including our ability to meet our goals ; current and future economic and political conditions ; our ability to compete in our industry ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand awareness ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; trends in our industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” in our annual report on Form 20 - F (the “Annual Report”) filed with the U . S . Securities and Exchange Commission (the “SEC”) . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Registration Statement, carefully and with the understanding that our actual future results may differ materially from what we currently expect . 2

3 Investment Highlights Why invest in Micware? Strategic Engineering Partner to Leading Japanese original equipment manufacturers (“OEMs”) Dual relationship: Toyota Motor Corporation (“Toyota”) (since 2020) & Honda Motor Co., Ltd. (“Honda”) (since 2022) are both customers and strategic shareholders of Micware Mass - Production Software Know - How and Reusable Assets Vehicle - generation experience, modular software assets, and development / quality know - how built through long - cycle OEMs programs Profitable Core Business Funding the Next Growth Phase A track record of profitability since inception*, with record - high gross margins** and increased R&D investment providing a strong foundation for growth micAuto - PF: Turning Automotive Assets into Scalable Services Standardizing and commercializing automotive software assets through OEM Consulting, Software Defined Vehicles (“SDV”) Services, licenses and products DynaPlanet: Long - Duration Spatial Intelligence Growth Option Commercialization has begun, while large - scale business - to - business (B2B) / business - to - government (B2G)/ OEM deployments remain a medium - to long - term opportunity There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results. Note: * Based on J - GAAP financial statements. ** For the fiscal year ended February 28, 2026.

Mr. Kenji Narushima Founder, Representative Director, President, Chairman, and Chief Executive Officer 1H FY2027 Overview and Growth Strategy not indicative of future results. 4 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Company Overview

Founded in 2003, Micware is a Japan-based automotive software developer specializing in-vehicle infotainment ("IVI") systems, navigation software, and mobility solutions for OEMs.

01
20 years+ of automotive software development

20 years+ of OEM automotive software development experience, with proven co-development capabilities across architecture design, requirements definition, and development processes.

02
Co-development of customer-owned platforms

Beyond supplying standalone software, we **co-develop customer-owned platforms**, deeply integrated with hardware and development processes for deployment across multiple vehicle models.

03
Proprietary technologies powering automotive software

Accumulated **technologies and expertise** spanning navigation, IVI, connectivity, vehicle data integration, and SDV, backed by **360+ patents***.

04
Experienced technical workforce and long-term development capacity

Dedicated, confidential development teams with in-house execution, delivering **specialized yet versatile co-development** beyond staff augmentation (**600+ employees****).

05
Trusted partnerships with leading automakers

Long-standing co-development partnerships and strategic investments from **Honda** and **Toyota**, each holding over 10% of Micware's outstanding shares*.

06
Expansion into new businesses to drive future growth

Leveraging automotive software expertise to expand into **DynaPlanet**, a **3D spatial platform**, accelerating growth as a new business pillar from FY2027 onward.

Note: *As of November 9, 2026.
**Approximate headcount as of November 9, 2026.

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There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Global Expansion Six operating companies and 13 offices in Japan, with overseas subsidiaries in the U.S., Thailand, and Germany. Kobe Headquarters Japan Micware Asia Pacific Co., Ltd. Thailand Micware North America, Inc. United States Micware Europe GmbH Germany 6 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Business Segments Development and sale of software systems designed for SDV , including IVI system software and other mobility - enhancing software products Ot h er Primarily comprises software development services designed for SDV , and Business - to - Consumer (B 2 C) mobile app services unrelated to in - vehicle navigation Development and licensing of in - vehicle navigation software systems , and other geographic data - based services for B2B customers, mainly serving end users Location - Based Services not indicative of future results. 7 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results. Software Defined Vehicles

1H FY2027 Financial Highlights

$66.4M **Revenue** -4.9% YoY (+3.4% on a JPY basis)	**$24.1M** **Gross Profit** +9.9% YoY (+19.5% on a JPY basis)	**36.3%** **Gross Margin %** +4.9 percentage points ("pp") YoY
$4.9M **Operating Profit** -7.6% YoY (+0.5% on a JPY basis)	**$6.9M** **Adjusted Operating Profit*** +22.7% YoY (+33.4% on a JPY basis)	**$3.9M** **Net Income**** -18.9% YoY (-11.8% on a JPY basis)



Software-Related Services
$4.4M
Licensing
$9.5M
REVENUE BY SERVICE LINE
Software Development Services
$52.6M



Location-Based Services ("LBS")
$20.8M
REVENUE BY SEGMENT
Software Defined Vehicles ("SDV")
$49.5M

All figures reflect growth based on USD results; USD/JPY rates were **$1=¥146.90** for 1H FY2026 and **$1=¥159.74** for 1H FY2027

Note: 1H FY2027 refers to the six months ended August 31, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.
* In evaluating its business, the Company uses certain non-GAAP measures as supplemental measures to review and assess its operating and financial performance, including adjusted operating profit. Adjusted operating profit is a non-GAAP financial measure that is defined as operating profit plus (i) one-time listing-related and other transformation expenses incurred in connection with the Company's IPO and corporate transformation initiatives, and (ii) non-cash share-based compensation expense recognized upon the consummation of our initial public offering ("IPO") in connection with share option awards that vested upon completion of the IPO. Management uses adjusted operating profit as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors. Adjusted operating profit is not a measure of financial performance under accounting principles generally accepted in the United States ("U.S. GAAP") and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Furthermore, this metric is not indicative of the Company's overall results or indicators of past or future financial performance. The way the Company measures adjusted operating profit may not be comparable to similarly titled measures presented by other companies. See the Appendix for a reconciliation of the Company's operating profit, which the Company believes is the most directly comparable U.S. GAAP measure.
** Refers to net income attributable to the Company's ordinary shareholders.

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There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

1H FY2027 Key Takeaways

01 Margin Expansion from Higher-Value Work

Gross margin expanded **+4.9 pp** to **36.3%** and gross profit grew **+9.9%**, driven by a shift in the mix of SDV projects toward a more profitable, higher-value-added successor program focused on upstream design and development.

02 Expanding Core Profit While Investing for Growth

Adjusted operating profit, which excludes one-time IPO related expenses, rose **+22.7%** even as R&D expenses increased **+46.9%**, demonstrating our ability to fund future growth from our core business.

03 Building the Foundation for Platform-Based Growth

We launched **micAuto-PF** and **DynaPlanet-PF**, realigned our subsidiaries around the two platforms, and took full ownership of our **North American and Asia Pacific** subsidiaries to support global expansion.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

1H FY2027 Growth Investment Focus

Continued Focus on
Strategic Growth Investments

$5.2M
+46.9% YoY
1H FY2027 R&D spend

NEAR-TERM IMPACT

1. 1H operating profit down **7.6%**, driven primarily by a **46.9%** YoY increase in R&D investment.
2. R&D investment **to continue into this year and beyond**, with profit pressure expected over this period
3. **Core business remains solid**, building on stable adjusted operating profit, a 22.7% YoY increase

VALUE CREATION

- ✓ Build **proprietary capabilities** in DynaPlanet and micAuto
- ✓ Position DynaPlanet Studio for **launch in January 2027**
- ✓ Transition DynaPlanet from **development to monetization**

Balancing near-term profitability with future growth potential

Note: All figures are as of the first half ended August 31, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Strengthening our Global Presence

Our Journey in North America

micware NORTH AMERICA

June 3, 2014
Established U.S. presence

July 31, 2026
Became a wholly owned subsidiary

October 30, 2026
Relocated to New, Expanded Office in Dublin, Ohio



International Revenue Performance and Outlook



US$ Million
1.1
21.0%
1.4
1H FY2026
Unaudited
USD/JPY rate
$1=¥146.90
1H FY2027
Unaudited
USD/JPY rate
$1=¥159.74
FY2027E
Illustrative;
not to scale.*

OUTLOOK

While domestic revenue remains our core driver, we aim to grow **international revenue in the coming years.**

DOMESTIC (JAPAN)	INTERNATIONAL
Core driver	Emerging

Note: *This graph is for illustrative purposes only. Please refer to the "Forward-looking Statements" found on page 2 of this presentation.
1H FY2026 refers to the six months ended August 31, 2025. 1H FY2027 refers to the six months ended August 31, 2026.
All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Where We Are Headed Note: *Approximate employee headcount as of November 9, 2026. Driving Long - Term Value Through Technology and Execution Supplier Platform Provider Founded in Kobe, Japan as a small team focused on developing car audio and navigation systems Recognized as one of the leading Japan - based IVI Tier 1 software suppliers Scaled into a global team with around 600 members worldwide * Capture new opportunities Build a strong platform for the evolving mobility solutions Accelerate global expansion Create long - term value by expanding beyond traditional boundaries Developer 200 3 ~202 4 2026 not indicative of future results. 12 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Core Growth Pillars

micAuto-PF
Mobility Software Platform

Leverages in-vehicle software assets to support OEMs in transforming their development processes.

- micAuto-IVI
- micAuto-SDV
- micAuto-Motion

VISION **Mobility Physical AI**

Strategic Synergies

DynaPlanet-PF
3D Spatial Platform

A three-dimensional (“3D”) spatial platform that aims to connect the real and virtual worlds through three layers.

- Real 3D Interiors
- Real 3D Cities
- Virtual 3D Worlds

VISION **3D Intelligence Ecosystem**

One Philosophy, Two Platforms

One philosophy. Two distinct sources of value. Each fueling the other's growth.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

micAuto-PF: From IVI to Mobility Physical AI



micAuto-PF
Mobility Software Platform

1H FY2027 Progress

A shift in SDV projects toward a more profitable, higher-value-added successor project focused on upstream design and development.

STAGE 1 · micAuto-IVI

STAGE 2 · micAuto-SDV

STAGE 3 · micAuto-Motion

CURRENT REVENUE BASE

OEM Consulting

Expanding the OEM business with micAuto-IVI

- OEM co-development and engineering
- AI transformation support
- Maintenance and operations

GROWTH

SDV Service

Building a service business in the SDV domain

- Software Development Kit (SDK) / Application Programming Interface (API) usage fees
- Vehicle data licenses
- Connected service usage fees

LONGER TERM

Mobility Physical AI

Extending automotive assets into a wider range of mobility

- Software licenses for mobility
- Connected / Over-The-Air (OTA) operating fees
- New physical AI initiative

Vehicles & Motorcycles | Drones | Delivery robots

Revenue Model: Monetizing development → Monetizing service usage → Monetizing the rollout of software assets

Note: 1H FY2027 refers to the six months ended August 31, 2026.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

DynaPlanet-PF: One Platform, Three 3D Layers



DynaPlanet-PF
3D Spatial Platform

1H FY2027 Progress

Advanced full-scale service and platform development and began recognizing revenue from DynaPlanet-related services.

LAYER 1 · Real 3D Interiors



PAID / CUSTOM

High-precision digital twins that reproduce building interiors

- Improve mobility and experience within stadiums, stations, airports, and malls
- Transform facility and real estate management
- Monetized mainly through B2B

LAYER 2 · Real 3D Cities



PAID / CUSTOM

Real urban space generated and updated from dashcam and other sources

- Real-time updating and high-quality models
- Advancing smart cities, disaster prevention, and urban mobility
- Monetized mainly through B2G

LAYER 3 · Virtual 3D Worlds



FREE / OPEN ECOSYSTEM

Virtual spaces built freely by AI and creators

- Events, games, education, and communities
- Grow users through B2C and monetizes through charges
- DynaPlanet Studio — freely use, create, publish, share, and monetize content — **launching Jan. 2027**



Revenue Streams	Solution and service revenue	Data provision and licensing revenue	Ecosystem and marketplace revenue

Note: 1H FY2027 refers to the six months ended August 31, 2026.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

1H FY2027 Financial Results Mr. Takuma Segawa Co - Founder and Chief Financial Officer not indicative of future results. 16 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Recent Key Milestones

Executing With Purpose Across the Micware Group

May 2026


micware
Nasdaq

Listed on the **Nasdaq Global Market**

June 2026


micware
Nasdaq

Rang the **Nasdaq Closing Bell**

July 2026

micware ASIA PACIFIC

micware NORTH AMERICA

became **wholly owned subsidiaries**

Aug 2026

Presented research results at **"IEEE IV 2026*"**

Launched **security solutions powered by Wiz Ltd.**

Sept 2026

micAuto DynaPlanet

Launched **platform-based growth strategy** with micAuto-PF & DynaPlanet-PF

Completed **reorganization**

Entered into a **business alliance agreement with ESRI Japan Corporation**

Signed **MOU with MulticoreWare, Inc.**

Oct 2026



Relocated to a new **US office in Dublin, Ohio**

Note: *Refers to the "2026 IEEE Intelligent Vehicles Symposium."

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

65.3 69.9 66.4 1H FY2027 Financial Results Revenue US$ Million Key Drivers Revenue grew + 3.4% YoY on a JPY basis Software Development Services | +4.1% on a JPY basis The increase mainly reflected higher SDV revenue from the shift to a higher - value - added successor vehicle development project following completion of the previous vehicle project, as well as customization work . Licensing | +3.6% on a JPY basis The increase mainly reflected higher LBS license fees from newly launched vehicle models for an existing customer, partially offset by lower license fees from older OEM models and lower SDV connected services revenue . Software - Related Services | - 4.8% on a JPY basis The decrease mainly reflected lower revenue in the SDV segment. 1H FY2027 Unaudited 1H FY2026 Unaudited 1H FY2025 Unaudited USD/JPY rate $1=¥159.74 USD/JPY rate $1=¥146.90 USD/JPY rate $1=¥145.95 Note: 1H FY2026 refers to the six months ended August 31, 2025. 1H FY2027 refers to the six months ended August 31, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. 18 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

1H FY2027 Financial Results

Revenue Breakdown*


7.1%
13.6%
82.3%

1H FY2025 Unaudited

USD/JPY rate
$1=¥145.95


7.1%
14.3%
78.6%

1H FY2026 Unaudited

USD/JPY rate
$1=¥146.90


6.6%
14.3%
79.1%

1H FY2027 Unaudited

USD/JPY rate
$1=¥159.74

Software Development Services | **Licensing** | **Software-Related Services**

Software Development Services	Licensing	Software-Related Services
Design and delivery of custom automotive software based on our proprietary IVI platform	Licensing proprietary software modules to Tier 1 suppliers for integration into in-vehicle systems, typically on a per-unit basis	After-sales maintenance and support services, as well as B2C mobile app services unrelated to in-vehicle navigation

Note: 1H FY2026 refers to the six months ended August 31, 2025. 1H FY2027 refers to the six months ended August 31, 2026.
*The revenue breakdown presented on this slide is calculated based on revenue amounts denominated in JPY.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

32 . 1% 31 . 4% 36 . 3% Gross Profit US$ Million Gross Margin % Gross margin expanded from 31.4% in 1H FY2026 to 36.3% in 1H FY2027. The improvement in gross profit margin primarily reflected a favorable shift in the mix of SDV - related projects, as a major development program transitioned from the previous vehicle development project to a more profitable, higher - value - added successor project focused more on upstream design and development . Key Drivers Gross profit grew + 19.5% YoY on a JPY basis Gross Profit Trend 1H FY2027 Financial Results 2 1 . 0 2 1 . 9 24.1 9 . 9% 1H FY2027 Unaudited 1H FY2026 Unaudited 1H FY2025 Unaudited USD/JPY rate $1=¥159.74 USD/JPY rate $1=¥146.90 USD/JPY rate $1=¥145.95 Note: 1H FY2026 refers to the six months ended August 31, 2025. 1H FY2027 refers to the six months ended August 31, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. 20 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

5. 6 6. 9 1H FY2026 Unaudited 1H FY2027 Unaudited 8 . 0% 10 . 4% Note: 1H FY2026 refers to the six months ended August 31, 2025. 1H FY2027 refers to the six months ended August 31, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. US$ Million Adjusted Operating Margin % Adjusted Operating Profit * Key Drivers Adjusted operating profit grew +33.4% YoY on a JPY basis Adjusted Operating Profit Trend Adjusted operating profit increased, driven by gross margin expansion from the transition to a higher - value - added successor project . Higher gross profit more than offset increased R&D investment and higher personnel expenses from headcount growth and higher compensation, resulting in solid year - on - year growth in adjusted operating profit . 1H FY2027 Financial Results USD/JPY rate $1=¥146.90 USD/JPY rate $1=¥159.74 22 . 7% * See the Appendix for a reconciliation of the Company’s operating profit, which the Company believes is the most directly comparable U.S. GAAP measure. 21 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

1H FY2027 Financial Results

Net Income Attributable to the Company's Ordinary Shareholders



US$ Million
Net Income Margin %
7.3%
6.9%
5.8%
4.8
4.8
3.9
1H FY2025 Unaudited
1H FY2026 Unaudited
1H FY2027 Unaudited
USD/JPY rate $1=¥145.95
USD/JPY rate $1=¥146.90
USD/JPY rate $1=¥159.74

Key Drivers

Net income attributable to the Company's Ordinary Shareholders declined 11.8% YoY on a JPY basis

Net Income Trend

Net income attributable to ordinary shareholders decreased, primarily reflecting one-time, non-cash IPO-related share-based compensation, and higher R&D investment, as well as the absence of a one-time gain on bargain purchase in the prior-year period.

With these factors largely one-time or investment-related, gross margin expansion and higher adjusted operating profit demonstrate our ability to fund future growth from our core business.

Note: 1H FY2026 refers to the six months ended August 31, 2025. 1H FY2027 refers to the six months ended August 31, 2026.
All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Balance Sheet Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. *Equity ratio is a measure of our financial leverage and is derived by dividing total equity by total assets. Key Drivers Selected Balance Sheet Items Summary Cash and cash equivalents increased, supported by net IPO proceeds and positive operating cash flow . Liquidity position strengthened, providing flexibility for ongoing investments and operations . Total borrowings decreased, reflecting the full repayment of short - term borrowings and continued repayment of long - term debt . Total equity increased significantly following the IPO, driven by new share issuance and the reclassification of redeemable ordinary shares into equity . Together with lower total assets from debt repayment, this substantially improved the equity ratio . Overall, the balance sheet has been meaningfully strengthened, with lower leverage and greater funding flexibility . As of August 31, 2026 As of February 28, 2026 USD/JPY rate $1=¥159.74 In thousands of USD USD/JPY rate $1=¥156.05 66,272 Cash and Cash Equivalents 52,930 155,241 Total Assets 156,611 76,783 Total Liabilities 101,420 78,458 Total Equity 52,685 50.5% Equity Ratio * 33.6% of future results. 23 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. USD/JPY rate $1=¥159.74 USD/JPY rate $1=¥146.90 In thousands of USD 8,691 15,691 Net Cash Provided by Operating Activities (775) (2,987) Net Cash Used in Investing Activities 6,576 (5,879) Net Cash Provided by (Used in) Financing Activities 73 (63) Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents 51,707 52,215 Cash and Cash Equivalents at the Beginning of the Period 66,272 58,977 Cash and Cash Equivalents at the End of the Period For the Six Months Ended August 31, 2025 For the Six Months Ended August 31, 2026 Operating activities Operating cash flow of $ 8 . 7 M was primarily driven by net income and collections of accounts receivable and contract assets . Investing activities Investing cash outflow of $ 0 . 8 M was primarily attributable to purchases of property and equipment and intangible assets . Financing activities Financing cash inflow of $ 6 . 6 M was primarily driven by net proceeds from the IPO, partially offset by repayment of borrowings . Key Drivers Cash Flow Highlights Cash Flow of future results. 24 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Q&A Session 25 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Micware Co., Ltd. 26 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results. Email: mic_ir@micware.co.jp Phone: +81 - 3 - 6699 - 9899 Address: 25 th Floor Kobe Asahi Building, 59 Naniwa - machi, Chuo - ku Kobe, Hyogo, Japan 650 - 0035 Website : www.ir - micware.com C o nt act

Ap p endix 27 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Non-GAAP Reconciliation: Adjusted Operating Profit

Adjusted operating profit, EBITDA, and free cash flow are financial measures that are not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") (collectively referred to as the "non-GAAP financial measures"), and the use of the terms adjusted operating profit, EBITDA, and free cash flow may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

We believe non-GAAP financial measures provide investors with useful information with respect to our historical operations. We present non-GAAP financial measures as supplemental performance measures because we believe they facilitate a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period.

Adjusted operating profit allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non-recurring costs, such as listing-related and transformational expenses, and IPO-related share-based compensation expense. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

	For the Six Months Ended August 31,		
In thousands	2025 JPY	2026 JPY	2026 US$
Operating Profit	¥784,893	¥788,724	$4,937
Plus: Listing-Related and Transformational Expenses[a]	39,954	19,485	122
Plus: IPO-Related Share-Based Compensation Expense[b]	-	292,284	1,830
Adjusted Operating Profit	**¥824,847**	**¥1,100,493**	**$6,889**

All USD figures are based on the USD/JPY rate $1=¥159.74

(a) Represents listing-related and other transformational expenses incurred in connection with our IPO and corporate transformation initiatives for the six months ended August 31, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.
(b) Represents non-cash share-based compensation expense recognized upon the consummation of our IPO in connection with share option awards that vested upon completion of the IPO. We exclude this expense because it resulted from an IPO-specific vesting condition and is not indicative of our ongoing operating performance.

Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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©micware 2026 *There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.*

Non - GAAP Reconciliation: EBITDA and EBITDA Margin For the Six Months Ended August 31, 2026 US$ 2026 JPY 2025 JPY In thousands $4 , 937 ¥788,724 ¥784 , 893 Operating Profit 1,297 207,177 207,205 Plus: Depreciation and Amortization $6 , 23 4 ¥995,901 ¥ 992 , 09 8 EBITDA 9.4% 9.7% EBITDA Margin All USD figures are based on the USD/JPY rate $1=¥159.74 of future results. Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board. 29 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results. We define EBITDA as operating profit plus depreciation and amortization, and EBITDA margin as the ratio of EBITDA to revenue, expressed as a percentage . We believe EBITDA and EBITDA margin allow us to assess our operating performance without the impact of depreciation and amortization, which can vary with our capital investment cycle and do not directly reflect our core operations . EBITDA and EBITDA margin are not measures of financial performance under GAAP and should not be considered in isolation or as substitutes for any other GAAP measure . These non - GAAP measures may not be comparable with similarly titled measures by other companies and do not fully reflect cash expenditures, working capital requirements, capital commitments, interest expenses, or debt - service requirements .

Non-GAAP Reconciliation: Free Cash Flow and Free Cash Flow Margin

We define free cash flow as net cash provided by operating activities after purchase of property and equipment and intangible assets, and free cash flow margin as the ratio of free cash flow to revenue, expressed as a percentage. We believe free cash flow and free cash flow margin are useful measures of liquidity because they show the cash our business generates after capital investments needed to maintain and grow our operations. Free cash flow and free cash flow margin are not measures of financial performance under GAAP and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. These non-GAAP measures may not be comparable with similarly titled measures by other companies and do not fully reflect cash expenditures, working capital requirements, capital commitments, interest expenses, or debt-service requirements.

	For the Six Months Ended August 31,		
In thousands	**2025 JPY**	**2026 JPY**	**2026 US$**
Net Cash Provided by Operating Activities	¥2,304,742	\1,388,486	$8,691
Less: Purchase of Property and Equipment	33,485	88,382	553
Less: Purchase of Intangible Assets	277	35,643	223
Free Cash Flow	**\2,270,980**	**\1,264,461**	**$7,915**
Free Cash Flow Margin	*22.1%*	*11.9%*	

All USD figures are based on the USD/JPY rate $1=¥159.74

Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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©micware 2026 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.